UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
23 November 2016
Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Additional Listing
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Application has been made for a total of 63,186 Ordinary Shares of €0.32 each ("the Shares") to be admitted to (a) the Official Lists of the U.K. Listing Authority and the Irish Stock Exchange and (b)to the London Stock Exchange's market for listed securities and the Main Securities Market of the Irish Stock Exchange.
Admission is expected to be granted on 28th November 2016.
The shares have been issued under various Employee Share Participation Schemes. On issue the Shares will rank pari passu with the existing Ordinary Shares.
23rd November 2016
Contact
Diarmuid Enright
Assistant Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 23 November 2016

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary